Mail Stop 4561

September 19, 2006

Dennis D. Cirucci
Chief Executive Officer
Alliance Bancorp, Inc. of Pennsylvania
541 Lawrence Road
Broomall, Pennsylvania 19008

Re: Alliance Bancorp, Inc. of Pennsylvania
Form S-1, filed August 23, 2006
File Number 333-136853

Dear Mr. Cirucci:

We have reviewed your Form S-1 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Alliance Bank, page 1

1.   Please quantify your dependence on higher risk, commercial and subprime residential lending.

Reasons for the Reorganization, page 4

2.   You appear to have no immediate plans for the use of proceeds. Where appropriate, please discuss your capacity to place these funds into productive use, other than short

term holding positions, and the effect this may have on earnings. We note the related risk factor at the top of page 18.

The Exchange Ratio, page 4

3.   Please disclose at the bottom of page 3 that the exchange ratio is not based in any way on the trading value of Alliance shares.

4.   Please give the date the terms of this transaction were made public and disclose the closing price on the day before. Please also provide comparable disclosure for this and the prior comment in the body of the text.

How We determined the Price Per Share…, page 6

5.   Here and in more detail in the body of the text, please clarify whether the appraisal relied upon the trading value of Alliance Bank stock and, if not, why this was the case.

6.   The referenced projections appear to be material. Please provide this information in the filing or advise us why this is not required.

7.   Please provide in the filing the trading price increase information used by RP Financial.

Our Dividend Policy, page 11

8.   Please clarify how much you intend to pay as a dividend. The current disclosure is not clear as it seems to indicate that you will pay the same as you do now per share, or nine cents for this quarter, and elsewhere you imply that it will be the same adjusted for the exchange or about three cents per share. Please make a similar clarification on page 23.

A significant Percentage of Our AssetsAre Invested…, page 16

9.   Please disclose the reasons for this current, investment situation.

Expiration date for the Subscription Offering, page 104

10.   At the end of the first paragraph on page 105 clarify that any such extension will require an affirmative resolicitation, and explain what this means.

How We determined the Price Per Share…, page 106

11.   We note the last bullet, peer group selection criteria on page 107. Please disclose the reason for this and the consequences of this on the peer group ratios discussed on the next page.

* * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

   · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
   · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
   · the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on accounting matters to Bejamin Phippen at 202-551-3697, or to Donald Walker, Senior Assistant Chief Accountant, at 202-551-3490. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By fax: Kevin M. Houlihan
         Fax number 202-393-0105